Exhibit 12.1

Beazer Homes USA, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	2009	2010	2011	2012	2013
($ in thousands)
Earnings
Loss before income taxes from continuing operations	(181,781)	(147,925)	(196,818)	(175,970)	(35,653)
Plus: Fixed charges	137,533	130,760	134,490	126,892	116,720
Less: Capitalized interest	(50,451)	(53,102)	(57,378)	(53,444)	(55,618)
Add: Interest amortized to COS	54,714	52,243	46,382	60,952	41,246
Add: Interest impaired to COS	3,376	2,313	1,907	275	—

Earnings available for fixed charges	(36,609)	(15,711)	(71,417)	(41,295)	66,695

Fixed Charges	137,533	130,760	134,490	126,892	116,720

Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	(a)	0.6x

(a)	Earnings for the fiscal years ended September 30, 2009, 2010, 2011 and 2012 were insufficient to cover fixed charges by $37 million, $16 million, $71 million and $41 million, respectively. Earnings for the fiscal year ended September 30, 2013 were sufficient to cover fixed charges by $67 million, resulting in a ratio of earnings to fixed charges of 0.6x.